SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

INCORPORATION BY REFERENCE

The Registrant's Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended September 30, 2005 and the unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004, and the related notes thereto, prepared in accordance with U.S. generally accepted accounting principles furnished to the Commission on this Form 6-K, are incorporated by reference into the Registrant's registration statement on Form S-8 (Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278, 333-10274, 333-105360, 333-124482 and 333-124491) and on Form F-10 (Nos. 333-113870 and 333-120288), to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:  /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  October 31, 2005

Placer Dome Announces 2005 Third Quarter Results

October 26, 2005

This news release contains “forward-looking statements” that are subject to risk factors set out in the cautionary note contained within this news release. All amounts are in United States (“U.S.”) dollars, in accordance with U.S. generally accepted accounting principles (“GAAP”).

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) announces third quarter earnings of $34 million ($0.08 per share) on gold production of 901,000 ounces. Mine operating earnings were $109 million and cash from operations totalled $27 million, or $60 million before change in non-cash operating working capital, for the three months ending September 30, 2005. Cash and total operating costs were $288 and $348 per ounce of gold, respectively, reflecting ongoing pressure from rising currency rates and energy prices.

The third quarter was highlighted by positive development decisions on two of Placer Dome’s undeveloped projects, Cortez Hills in Nevada and Pueblo Viejo in the Dominican Republic.

“Our gold production remains in line with our expectations, and we succeeded in offsetting a portion of cost pressures with our efficiency programs,” Placer Dome President and CEO Peter Tomsett said. “I am pleased we have now set the direction on our near-term development projects. Decisions to proceed with development of Cortez Hills and Pueblo Viejo demonstrate our ability to create value from our exploration and development programs.”

Also during the third quarter, Placer Dome announced the appointment of Lindsay Hall to the position of Executive Vice-President and Chief Financial Officer. Mr. Hall is a Chartered Accountant with extensive experience in senior financial positions in the energy industry, including Westcoast Energy Inc. and Duke Energy Corporation. Mr. Hall’s appointment is effective November 1, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

United States (“U.S.”) dollars, in accordance with U.S. generally accepted accounting principles (“GAAP”)

Throughout this document, “Placer Dome” is defined to be collectively Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. Placer Dome’s share is defined to exclude minority shareholders’ interests. The “Corporation” refers to Placer Dome Inc. This Management’s Discussion and Analysis (“MD&A”) was made as of October 26, 2005. Additional information relating to Placer Dome, including Placer Dome's annual information form is available free of charge on Placer Dome’s website at www.placerdome.com, and on SEDAR at www.sedar.com.

Highlights

The third quarter of 2005 was highlighted by positive development decisions on two of Placer Dome’s undeveloped projects, clarifying the company’s near-term growth and development program. The Board of Directors approved development of the Cortez Hills project in Nevada and the Pueblo Viejo project in the Dominican Republic. Together these two projects contain proven and probable mineral reserves of 16.7 million ounces to Placer Dome’s account, and once operational, are expected to produce over one million ounces of gold per year (see the Development Projects – New Mine Developments section of this document for more details).

Operationally, Placer Dome’s gold mines performed in line with expectations during the third quarter, producing 901,000 ounces at cash and total costs of $288 and $348 per ounce, respectively. For the first nine months of the year, gold production totalled 2.73 million ounces at cash and total costs of $281 and $346 per ounce, respectively. Seven mines reported cash cost improvements in the third quarter relative to the second quarter. These improvements, however, were more than offset by continued cost pressures from energy, fuel and input commodity costs and stronger Canadian and Australian currencies.

Copper production of 87 million pounds in the third quarter was below expectations due to a strike in early July and other short-term operational issues at Zaldívar. As a result, cash and total operating costs for copper of $0.76 and $0.89 per pound, respectively, for the third quarter were higher than expected. Copper production is expected to increase in the fourth quarter with a commensurate reduction in costs (see the Review of Mining Operations section of this document for more details). Year to date, copper production totalled 268 million pounds at cash and total operating costs of $0.69 and $0.82 per pound, respectively.

Net earnings in the third quarter totalled $34 million ($0.08 per share). For the first nine months net earnings totalled $58 million ($0.13 per share). Earnings in the third quarter included a pre-tax net loss of $39 million on all of Placer Dome’s metal hedge positions, of which $23 million related to maturing gold hedge positions. Placer Dome’s realized gold price was $412 per ounce in the third quarter, compared to a spot price of $440 per ounce, as it delivered into all maturing hedge positions. The realized gold price was $21 per ounce higher in the third quarter than in the second quarter due to a higher average spot price and a reduced quantity of lower valued maturing positions. Placer Dome realized $1.52 per pound for its copper production in the third quarter, versus an average spot price of $1.71 per pound. The realized copper price was $0.16 per pound higher in the third quarter than the second quarter due to a higher spot price and a lower quantity of copper hedges.

Mine operating earnings were $109 million in the third quarter and $291 million for the first nine months. Cash from operations totalled $27 million for the third quarter and $148 million for the first nine months. Cash from operations before changes in non-cash operating working capital was $60 million for the quarter as gold inventory build-up impacted cash from operations.

	September 30
	Third quarter		For the nine months ended
	2005	2004	2005 (ii)	2004 (ii)
Financial ($ millions, except per share amounts)
Sales	488	453	1,439	1,428
Mine operating earnings
Gold	60	70	153	249
Copper	54	46	152	170
Other	(5)	(6)	(14)	(13)
	109	110	291	406
Net earnings (loss)	34	148	58	245
Per share	0.08	0.36	0.13	0.59
Cash from operations	27	91	148	332

Operations - Gold (000s ozs)
Production (Placer Dome's share)	901	888	2,728	2,725
Production (consolidated)	881	871	2,667	2,669
Sales (consolidated)	875	885	2,656	2,691
Cash production costs ($/oz) (Placer Dome's share) (i)	288	235	281	232
Total production cost ($/oz) (Placer Dome's share) (i)	348	291	346	287
Sales price realized ($/oz)	412	382	406	389
London spot price ($/oz)	440	401	432	401
Operations - Copper (millions lbs)
Production	87	101	268	319
Sales	90	102	271	339
Cash production costs ($/lb) (i)	0.76	0.56	0.69	0.52
Total production cost ($/lb) (i)	0.89	0.70	0.82	0.66
Sales price realized ($/lb)	1.52	1.16	1.40	1.16
London spot price ($/lb)	1.71	1.29	1.58	1.27

(i)

Cash and total production costs per ounce and pound are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please refer to the Non-GAAP Measures section for further detail.

(ii)

During the first quarter of 2005, Placer Dome changed its accounting policy with respect to termination obligations, whereby the liability accrued represents the obligation to date for all employees at mine sites (see note 2 to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change was a non-cash reduction in earnings on a pre-tax and after-tax basis of $21 million and $14 million ($0.03 per share), respectively. The first quarter of 2004 earnings included the effect of a change in accounting policy, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share).

Exploration

For details concerning mineral reserve and mineral resource estimates for the exploration and development projects set out below, please refer to Placer Dome’s mineral reserve and mineral resource tables and notes contained in the Corporation’s Annual Report and Annual Information Form / Form 40-F for the year ended December 31, 2004 and the subsequent news releases referred to below.

Through focused investment in exploration, Placer Dome is actively searching for and advancing quality projects that drive future production, earnings and cash flow per share growth. In 2005 Placer Dome plans to invest $90 million in exploration activities around the world. Two-thirds of this year’s spending, or approximately $60 million, will be targeted toward exploration at and around existing mine sites, with major focuses at Cortez, Kalgoorlie, Musselwhite, North Mara, Bald Mountain, Campbell and Porcupine. The remaining one-third will be directed toward greenfield exploration projects. A total of eight new greenfield projects have been signed in 2005. During the third quarter, drill programs were initiated on three projects. At quarter end, 27 projects were active.

At the Sedibelo PGM project in South Africa, drilling continued during the third quarter, with six rigs active on both the Central and Eastern blocks. Drilling in the Central block is targeting expansion of the existing inferred mineral resource, both down dip and along strike. In-fill drilling is also under way to upgrade a portion of the previously released inferred mineral resource. Drilling on the Eastern block is targeting additional platinum group element potential. Underground access was gained through a re-commissioned shaft in the Central block. Geological mapping over 600 metres of strike in the Merensky reef indicates the area is consistent with results forecast from drilling.

Development Projects

New Mine Developments

During the third quarter, Placer Dome announced positive development decisions on the Cortez Hills project in Nevada and the Pueblo Viejo project in the Dominican Republic. Placer Dome also announced it has reached an agreement in principle with its partners in the Cerro Casale project in Chile to sell its interest in the project. Also during the quarter, pre-feasibility studies continued on two additional undeveloped projects – Donlin Creek in Alaska and Mount Milligan in northern British Columbia.

•

The Cortez Hills project involves the development of two adjacent deposits - Cortez Hills and Pediment. Ore from the deposits will be milled at the existing Pipeline mill or leached at a new facility to be constructed near the deposits. Placer Dome’s share of production from the project is expected to total 2.8 million ounces at average cash costs of approximately $170 per ounce(1) over a seven-year mining schedule. Placer Dome’s share of capital costs is estimated at $245 million(2). Commencement of construction is subject to receiving required permits(3).

As part of the Cortez Hills project, Placer Dome also approved an underground exploration decline on the Cortez property that is expected to commence in the fourth quarter. The decline project, to be completed over about 48 months, will result in an exploration decline being driven from an existing open pit to under the proposed Cortez Hills open pit. Placer Dome’s share of costs is estimated at $30 million(2). The decline will enable more effective exploration of underground targets, confirm grade and continuity of existing mineral resources through closer-spaced drilling, and determine applicable mining methods. In addition to the mineral resources below the proposed open pit, surface drilling has identified mineralization in potentially mineable widths and thicknesses lying deeper and to the west of the proposed open pit. Subject to additional permitting, the decline may be suitable for use as part of any future underground mine or as part of the open pit development. For additional information see the news release dated September 15, 2005 available on Placer Dome’s website at www.placerdome.com.

•

The Pueblo Viejo project contains a 13.4 million-ounce refractory gold mineral reserve in the Dominican Republic. Placer Dome acquired 100% of the project through an agreement with the Dominican government in 2002. Pueblo Viejo is expected to produce approximately 12 million ounces of gold at average cash costs between $200 and $210 per ounce(4) over 20 years. Capital costs for the mine are estimated at approximately $1.0 billion(5). In the initial six years of the mine’s operation, Pueblo Viejo is expected to produce on average 800,000 ounces of gold per year at cash costs between $175 and $185 per ounce(4). In addition, a 140-megawatt power plant to support the mine is planned to be constructed at a capital cost estimated at $350 million(5). Commencement of construction is subject to Placer Dome issuing a project notice to the Dominican Republic state. Project notice is conditional upon the receipt of required permits(6) for the mine and power plant and the Dominican Republic state fulfilling or addressing all of its contractual obligations related to the project. For additional information see the news release dated September 27, 2005 available on Placer Dome’s website at www.placerdome.com.

•

Placer Dome has reached an agreement in principle with its partners in the Cerro Casale project in Chile to sell its interest in Compania Minera Casale, the company holding the Cerro Casale project, to Bema Gold Corporation and Arizona Star Resources Corp. in return for contingent payments. Bema and Arizona Star will jointly pay Placer Dome $10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 of gold per year for a subsequent seven years; or (b) a cash payment of $70 million payable when a construction decision is made. The election between (a) or (b) is to be made by Bema and Arizona Star.

•

The Donlin Creek project is a large refractory gold deposit in southwest Alaska. Placer Dome owns 30% of the project and is earning an additional 40%. Placer Dome’s share of the project’s measured and indicated gold mineral resource and inferred gold mineral resource, assuming 70% ownership, is 7.8 million ounces and 10.0 million ounces, respectively. As part of the pre-feasibility study currently under way, a 21,000-metre drilling program was completed in the third quarter and a revised resource estimate, incorporating the additional drilling results, will be released with year-end results. During the third quarter, work focused on geotechnical data collection, the development of a comprehensive water model and management plan, and collection of the engineering data required for project infrastructure design. Baseline environmental studies are ongoing. Mineralized core from the 2005 drilling program has been shipped to the Placer Dome lab in Vancouver for bench scale metallurgical testing and pilot plant studies.

•

At Mount Milligan in British Columbia, work on a pre-feasibility study continued during the third quarter and is expected to be completed by year end. The objective of the study is to update the feasibility study completed in 1991 to reflect new technologies, cost assumptions and improvements in operating efficiencies. A new mineral resource model is being developed and metallurgical test work is optimizing the milling process.

At Mine Developments

Placer Dome is investing approximately $125 million of its capital budget in 2005 to expand existing operations and develop new ore bodies. The focus areas of this work in the third quarter included:

•

At the North Mara mine in Tanzania, development of the Gokona pit began in early 2005. Gokona is the second open pit on the North Mara property and contains significantly higher grades than the Stage 1 of Nyabirama pit previously mined. Production from Gokona began in June 2005 and will continue to ramp up to provide 100% of feed for the mill by the latter part of the fourth quarter. Development costs are estimated at $46 million, $25 million of which has been spent to date.

•

At the Porcupine mine in Ontario, Pamour open pit development has been completed. Production from Pamour began in June and will continue to increase over the remainder of the year.

•

At the Kalgoorlie mining operation in Australia, development of the Raleigh underground mine continued in the third quarter. The underground mine will be an extension of the Raleigh open pit mine. Production is scheduled to begin in late 2005, contingent upon successful conclusion of ore treatment negotiations, and continue through 2011. The Raleigh mine is located partially on a mining lease owned 100% by Placer Dome and partially on a mining lease owned by a joint venture in which Placer Dome has a 51% interest. Placer Dome’s share of the capital cost is estimated at $22 million, with the majority of this expenditure in 2005.

•

At the Granny Smith mine in Australia, Placer Dome approved the development of the Wallaby underground project during the quarter. The project anticipates underground mining of three of seven mineralized zones and provides access to further evaluate the remaining four zones. Capital costs are estimated at approximately $35 million(7) with full production being achieved by the end of 2006.

•

At the La Coipa mine in Chile, efforts focused on pre-stripping of the Purén deposit, with production expected to begin in the third quarter of 2006 and form part of La Coipa’s millfeed for 2006 and 2007.

Notes to Development Projects

(1)

Real dollar average cash costs assuming cost environment prevailing at the Cortez mine as of July 2005, the date of completion of the feasibility study, except for a diesel price assumption of approximately $0.40/litre.

(2)

Estimated capital costs assuming cost environment prevailing at the date of the completion of the feasibility study.

(3)

Permitting processes are mandated by government regulatory agencies and therefore timelines are estimated and not entirely under Placer Dome’s control.

(4)

Real dollar cash costs in 2005 dollars assuming cost environment prevailing at the date of completion of the Pueblo Viejo feasibility study in July 2005, except for diesel that is assumed to average $0.31/litre over the life of the project and coal which is assumed to average $47/tonne over the life of project. Coal and/or petroleum coke is utilized in the production of power for the project and estimated operating costs to produce are $0.037/KWh. Excess and required power is assumed to be bought from and sold to the national power grid as required at prevailing prices. Estimates for Pueblo Viejo are based on an average long-term exchange rate of 36 Dominican Republic pesos to the U.S. dollar. For an explanation of non-GAAP performance measures refer to page 58 of Management’s Discussion and Analysis found in Placer Dome’s 2004 Annual Report available on Placer Dome’s website at www.placerdome.com.

(5)

Estimated capital costs assuming cost environment prevailing at the date of the completion of the feasibility study in July 2005.

(6)

Permitting and other pre-condition processes are mandated by government regulatory agencies and therefore timelines are estimated and not entirely under Placer Dome’s control.

(7)

Estimated capital costs assuming cost environment prevailing at the September 2005 date of the completion of the feasibility study.

Outlook

Statements in this section are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document and additional information provided in the Review of Mining Operations section.

Placer Dome expects to produce approximately 3.6 million ounces of gold in 2005 at cash and total costs per ounce of between $280 and $285 and $345 to $350, respectively,  a slight increase from previous cash cost per ounce guidance. Copper production is forecast to be 370 million pounds at cash and total costs per pound of between $0.60 to $0.65 and $0.75 to $0.80 per pound, respectively, a slight reduction in forecast production, largely due to actual performance in the third quarter.

Capital expenditures, excluding deferred stripping expenditures of approximately $75 million, are forecast at $280 million, an increase of $20 million due to cost escalations and foreign exchange changes. Exploration expenditures are still forecast to be approximately $90 million in 2005.

During the fourth quarter of the year, if the spot price of gold averages the same $440 per ounce as in the third quarter, Placer Dome’s realized price will be approximately $410 per ounce, or in line with the third quarter. For copper if the spot price of copper averages the same $1.71 per pound in the fourth quarter of the year, the realized price will be approximately $1.65 per pound, compared to $1.52 in the third quarter.

Placer Dome has been reviewing its strategy around business improvement. The three components of business improvement involved: (1) AMS (A Mine Standard), a five-year program aimed at standardizing core business process across the company; (2) the adoption of a standardized enterprise resource planning (ERP) platform at significant operations; and (3) a Research and Technology program aimed at developing and implementing breakthrough technologies. To provide the mine sites with greater resources and skill sets to address the challenges within the business, and recognizing the current financial performance and cost pressures within the gold industry, Placer Dome is re-aligning, reducing and rescheduling these functions to have a more direct reporting relationship with the mines.

As a result of the slower roll out of the ERP platform and the resource reductions in these areas to reduce near-term costs, the benefits of the business improvement program are now expected to be approximately $60 million to $65 million per year by 2008.

During the second quarter of 2005, the Chilean Congress passed a tax bill enacting a maximum 5% tax on mine operating profits, effective January 1, 2006. Compania Minera Mantos de Oro, the operator of La Coipa mine, has opted out of its DL600 tax stability clause and intends to apply for an invariable tax rate of 4% for a period of 12 years. Compania Minera Zaldívar, the owner of the Zaldívar mine, continues to operate under its DL600 tax stability agreement. As such, the new mining tax will not apply to Zaldívar unless Placer Dome elects to opt out of the DL600 tax stability clause. In that case, Placer Dome would apply before November 30, 2005 for an invariable tax rate of 4% for a period of 12 years. The final regulations relating to the new mining tax have yet to be issued. Aside from knowing that tax rates will increase, Placer Dome cannot determine the exact impact of the change at this time.

Assuming current copper prices and operating costs, Zaldívar will pay approximately $50 million in Chilean income taxes during the fourth quarter of 2005. The majority of the related net earnings impact has already been expensed through the income statement as at September 30, 2005. This payment will impact reported cash from operations in the fourth quarter.

The 2005 British Columbia budget proposed a reduction of 1.5% in the corporate income tax rate. The change is expected to be enacted in the fourth quarter of 2005. Should the change be enacted, the estimated income tax impact to Placer Dome would be a charge to deferred income tax expense of approximately $9 million and an equivalent reduction in the deferred tax asset.

On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.

This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements. Placer Dome currently capitalizes stripping costs incurred during the production phase of a mine to the deferred stripping account. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. At September 30, 2005, Placer Dome’s deferred stripping amount on its unaudited interim consolidated balance sheet was $222 million. In addition to this, smaller deferred stripping balances were present in various product inventory accounts such as metal in circuit and ore stockpiles. Placer Dome is currently evaluating the impact of this consensus which it will adopt effective January 1, 2006 retroactively with a charge to opening retained earnings and restatement of the results for the years ended December 31, 2004 and 2005 to eliminate the impact of deferred stripping and related inventory and tax balances.

Detailed Review of Financial Results

Earnings

Consolidated net earnings in accordance with U.S. GAAP for the first nine months of 2005 and quarter ended September 30, 2005 were $58 million ($0.13 per share) and $34 million ($0.08 per share), respectively, compared with $245 million ($0.59 per share) and $148 million ($0.36 per share) for the same periods in 2004.

The first nine months of 2005 net earnings included the effect of the adoption of a new accounting policy relating to accounting for post-closure termination obligations. The cumulative effect of this change was a non-cash decrease in after-tax earnings of $14 million. The first nine months of 2005 net earnings also included a non-cash charge to Income and resource tax provision of $15 million as a result of an increase in the valuation allowance relating to Australian deferred tax assets due to a decrease in expected future taxable income in Australia due to higher forecast costs and revised production estimates. Income tax recoveries during the third quarter of 2005 were largely due to foreign exchange gains resulting from the impact of the appreciation of the Canadian dollar against the U.S. dollar on resource tax assets and the favourable resolution of certain tax issues. In the first nine months and the third quarter of 2005, Placer Dome’s net earnings were impacted by unrealized non-hedge derivatives after-tax losses of $8 million and $5 million, respectively (2004 – loss of $5 million and gain of $1 million, respectively).

In the first nine months and the third quarter of 2004, Placer Dome’s net earnings included an after-tax gain of $76 million for the reversal of a previously accrued tax and interest liability relating to Ontario mining taxes as a result of a decision by the Ontario Court of Appeal which ruled in favour of Placer Dome (see note 8(b) to the unaudited interim consolidated financial statements for more details). During the third quarter of 2004, Placer Dome determined that, due to a more positive outlook for its Australian operations including an improved gold price environment, only $24 million of its deferred tax assets for tax benefits relating to these operations required a valuation allowance. Pursuant to this, the valuation allowance was reduced to that level by recording a non-cash credit of $37 million to Income and resource tax recovery in the income statement during the first nine months and third quarter of the year. Placer Dome’s net earnings for the first nine months of 2004 also included a non-cash charge of $34 million, previously recognized in accumulated comprehensive income, relating to the cumulative foreign exchange translation loss on Placer Dome’s investment in Misima as that mine ceased commercial production during the second quarter. The first nine months of 2004 net earnings also included the effect of the adoption of a new accounting policy relating to accounting for deferred stripping activities. The cumulative effect of this change to January 1, 2004 was a non-cash increase in year to date after-tax earnings of $4 million.

Mine operating earnings for the first nine months and third quarter of 2005 were $291 million and $109 million, respectively, a decrease of 28% or $115 million and a decrease of 1% or $1 million over the comparative 2004 periods due primarily to lower contributions from gold, offset by higher contributions from copper in the third quarter.

Gold operating earnings decreased by 14% to $60 million in the third quarter of 2005 compared with $70 million in the third quarter of 2004. Gold sales revenue for the quarter was $358 million compared with $336 million in the prior-year period, an increase of 7% primarily reflecting an 8% increase in the average price realized. The increase in the average realized sales price was due to a 9% increase in the average market price. Placer Dome’s realized price was $412 per ounce versus a spot price of $440 per ounce as Placer Dome delivered into all hedge positions that matured during the quarter. Production for the quarter was similar to the prior-year period as increases at Turquoise Ridge, Bald Mountain, North Mara and South Deep mines and from the restart of the Golden Sunlight mine in 2005 were offset by lower production from the Cortez, Campbell and Porgera mines.

Placer Dome’s share of cash and total production costs per ounce for the third quarter of 2005 were $288 and $348, respectively, compared with $235 and $291 in the prior-year period. The increase in cash costs per ounce was due primarily to various mine site specific issues, higher input commodity costs, increased global energy prices ($12 per ounce) and the appreciation of the Canadian and Australian dollars and the Chilean peso against the U.S. dollar (cumulatively $8 per ounce), partially offset by a positive $8 per ounce contribution from Placer Dome’s currency hedging program.

Copper operating earnings of $54 million in the third quarter of 2005 were 17% higher than in the comparative 2004 period. Copper sales revenue for the quarter was $129 million compared with $116 million in the 2004 period, reflecting a 33% increase in the average spot price, partially offset by a 12% decrease in sales volume. Consolidated copper production in the third quarter of 2005 was 86.9 million pounds (39,407 tonnes), down 14% from the prior-year period due primarily to lower production from Zaldívar. Placer Dome’s share of cash and total production costs per pound of copper for the quarter were $0.76 and $0.89, respectively, compared with $0.56 and $0.70, respectively, in the third quarter of 2004. The increase in unit production costs reflects the lower production levels, higher input, energy and shipping costs and the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar.

Cash from Operations

Cash from operations was $148 million and $27 million in the first nine months and third quarter of 2005, compared with $332 million and $91 million in the corresponding periods in 2004. Excluding the impact of non-cash working capital, cash from operations was $188 million and $60 million in the first nine months and third quarter of 2005, respectively, compared with $331 million and $105 million in the prior-year periods. The decrease of 43% for the nine months and ended September 30, 2005 primarily reflect a decrease in mine operating earnings, an increase in exploration and resource development spending and an increase in cash taxes. The decrease of 43% for the three months ended September 30, 2005 is primarily due to an increase in exploration and resource development spending and higher inventory levels.

Expenditures on property, plant and equipment in the first nine months and third quarter of 2005 amounted to $192 million and $59 million, respectively, decreases of $45 million and $29 million from the comparative prior-year periods. The expenditures for the nine months included outlays of $29 million primarily for mobile equipment and development at Cortez, $27 million at North Mara primarily for pre-stripping of the Gokona pit and mobile equipment, $25 million at Kalgoorlie primarily for mine development, $20 million at Porcupine for the Pamour pit and underground development at Hoyle Pond, $21 million for information technology development and implementation and $14 million at South Deep for underground development and infrastructure. In 2004, expenditures included $42 million for the main shaft and underground development at the South Deep mine, $26 million for leach pad and tailings expansion, Cortez Hills development and sustaining capital at Cortez, $24 million for underground development at Turquoise Ridge, $21 million for pre-stripping at Golden Sunlight, $18 million for the mill upgrade at North Mara and $13 million for processing enhancements and sustaining capital at Zaldívar. Other cash from investing activities of $8 million and $7 million in the first nine months and third quarter of 2005, respectively, (2004 - $17 million and $14 million), primarily related to the disposition of assets.

Financing activities in the first nine months and third quarter of 2005 included net debt additions of $29 million and $13 million, respectively, and increases in restricted cash balances of $31 million and $10 million, respectively. There were $44 million and $22 million of dividend payments in the first nine months and third quarter of 2005, respectively (2004 - $41 million and $20 million). Consolidated short-term and long-term debt balances, net of related restricted cash, at September 30, 2005, were $1,153 million, compared with $1,154 million at December 31, 2004.

Financing activities in the third quarter of 2004 included net long-term debt repayments of $31 million, primarily relating to the repayment of the non-recourse loan relating to East African Gold Mines Limited’s project financing for the North Mara mine.

On September 30, 2005, consolidated cash and cash equivalents and short-term investments amounted to $952 million, a decrease of $79 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $942 million was held by Placer Dome and its wholly owned subsidiaries. In addition to cash and short-term investments, Placer Dome had $153 million of restricted cash, primarily related to a demand loan, which requires cash to be placed on deposit with the lender in an amount equal to drawdowns. At September 30, 2005, Placer Dome also had $864 million of undrawn bank lines of credit available.

Forward Sales and Options

During the first nine months of 2005, Placer Dome reduced the maximum committed ounces under its precious metals sales program by 1.0 million ounces to 8.0 million ounces. Committed ounces were reduced during the period by delivering into forward sales contracts. This represents maximum committed ounces as a percentage of reserves at December 31, 2004 of 13% at an average expected realized price of approximately $397 per ounce for delivery over 12 years. Looking forward, Placer Dome expects to reduce its maximum committed ounces to 7.5 million by December 31, 2005 by delivering into maturing contracts. This would represent a cumulative decrease in maximum committed ounces of approximately 17% for the year. See note 7 of the unaudited interim consolidated financial statements for detailed allocation of the metals sales and currency programs.

On September 30, 2005, based on spot prices of $473.25 per ounce for gold, $7.53 per ounce for silver and an Australian to U.S. dollar (“AUD/USD”) exchange rate of $1.3139, the mark-to-market value of Placer Dome’s precious metal sales program was negative $993 million, a decrease of $218 million from the negative $775 million at December 31, 2004 (at the then spot prices of $438 per ounce of gold, $6.80 per ounce of silver and an AUD/USD exchange rate of $1.2814). The amount reflects the value that would have been paid to counterparties if the contracts were closed out on September 30, 2005 under prevailing market conditions without allowance for market illiquidity.

The period-over-period change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$millions
Mark-to-market value at December 31, 2004	(775)
Cash value cost	71
Change in spot price ($473.25 / oz versus $438.00 / oz)	(255)
Accrued contango	95
Change in the AUD/USD exchange rate, volatility, interest rates and gold lease rates	(129)
Mark-to-market value at September 30, 2005	(993)
Provision included in Deferred Commodity and Currency Sales Contracts and Derivatives liability relating primarily to the value of the AurionGold and East African Gold precious metal hedge books remaining from the acquisitions by Placer Dome	155
Net unrealized mark-to-market value at September 30, 2005	(838)

The net unrealized mark-to-market value of negative $838 million reflects the income statement effect that Placer Dome could expect to incur had it closed out its contracts at September 30, 2005 under metal price, foreign exchange rates, interest rates and volatilities prevailing at that time. This amount is the mark-to-market balance of negative $993 million less the remaining amount of the deferred commodity derivative provision of $155 million recorded on Placer Dome’s balance sheet at September 30, 2005 primarily related to the fair value of the AurionGold and East African Gold precious metal hedge books on the dates that Placer Dome acquired control of those companies.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

The copper sales program mark-to-market value of forward and option contracts on September 30, 2005, was negative $7 million based on a spot copper price of $1.791 per pound (December 31, 2004 - negative $38 million based on a spot copper price of $1.488 per pound). The currency derivative program’s mark-to-market on September 30, 2005 was positive $29 million based on an AUD/USD foreign exchange rate of 1.3139 and a Canadian to U.S. dollar foreign exchange rate of $1.1611 (December 31, 2004 - positive $51 million based on an AUD/USD foreign exchange rate of 1.2814 and a Canadian to U.S. dollar foreign exchange rate of $1.2036), respectively.

Other Income Statement Items

Costs related to general and administrative, exploration, resource development, technology and other totalled $169 million and $62 million in the first nine months and third quarter of 2005, respectively, representing increases of $28 million and $12 million from the respective prior-year comparative periods. The respective $13 million and $5 million increases in exploration were due to additional mine site exploration primarily in the Kalgoorlie region and precious metals exploration activity in South Africa. The increases in resource development, technology and other costs were primarily due to expenditures on the Donlin Creek and Cerro Casale projects. Restructuring costs in the third quarter of 2005 related to corporate office personnel changes.

Pre-tax non-hedge derivative losses in the first nine months and third quarter of 2005 were $19 million and $11 million, respectively (2004 - $15 million and $1 million). Included in these amounts are net unrealized non-cash losses of $12 million and $8 million for the first nine months and third quarter of 2005, respectively (2004 –$3 million and $1 million). The unrealized losses in 2005 were largely related to the mark-to-market value changes in Australian dollar denominated metal derivative instruments which do not qualify for hedge accounting. The realized losses in 2004 were largely due to the appreciation in the price of copper.

Investment and other business income in the first nine months and third quarter of 2005 were $46 million and $11 million, respectively, compared with a loss of $15 million and income of $10 million in the comparative prior-year periods. The 2005 balance includes insurance recoveries of $6 million in the first quarter and an increase in interest income of $17 million in the first nine months and $4 million in the third quarter due primarily to higher cash balances. The 2004 losses were due to an after-tax non-cash charge of $34 million relating to the cumulative foreign exchange translation loss on Placer Dome’s investment in Misima, which ceased commercial production during the second quarter of that year.

Interest and financing expenses were $69 million and $23 million in the first nine months and third quarter of 2005, respectively, compared with $56 million and $19 million in the comparative prior-year periods. The increase relates to higher short-term debt levels in 2005 and the capitalization of interest in 2004.

Income tax recoveries during the third quarter of 2005 were largely due to foreign exchange gains resulting from the impact of the appreciation of the Canadian dollar against the U.S. dollar on resource tax assets and the favourable resolution of certain tax issues. Income tax expense for the first nine months of 2005 included a non-cash charge to earnings in the second quarter of $15 million to increase the valuation allowance relating to Placer Dome’s Australian deferred tax assets as a result of lower expected taxable earnings due to higher forecast costs and revised production estimates.

Income and resource tax recoveries in the nine months and quarter ended September 30, 2004 were largely due to an after-tax gain of $76 million relating to the reversal of a previously accrued tax and interest liability for Ontario mining taxes as a result of a decision by the Ontario Court of Appeal on August 31, 2004 which ruled in favour of Placer Dome. On April 21, 2005 the Supreme Court of Canada granted leave for the Ontario Ministry of Finance to appeal a decision by the Ontario Court of Appeal which reversed a reassessment of a subsidiary of the Corporation for Ontario mining taxes. Management is of the view that Placer Dome will ultimately prevail; accordingly, Placer Dome has not recorded a liability for this contingency. See note 8(b) to the unaudited interim consolidated financial statements for more details. During the third quarter of 2004, Placer Dome determined that, due to a more positive outlook for its Australian operations including an improved gold price environment, only $24 million of its deferred tax assets for tax benefits relating to these operations required a valuation allowance. Pursuant to this, the valuation allowance was reduced to that level by recording a non-cash credit of $37 million to Income and resource tax recovery in the income statement during the quarter. The $34 million charge in the second quarter of 2004 relating to the Misima cumulative foreign exchange loss was not deductible for tax purposes.

The first quarter and first nine months of 2005 net earnings (loss) include the effect of a change in accounting policy with respect to termination obligations, whereby the liability accrued represents the obligation to date for all employees at mine sites (see note 2 to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change was a non-cash reduction in earnings on a pre-tax and after-tax basis of $21 million and $14 million ($0.03 per share), respectively.

The first quarter and first nine months of 2004 net earnings included the effect of a change in accounting policy with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share). During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. Due to this change in accounting policy, Placer Dome ceased amortization of the excess of the carrying value over the residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment (see note 2 to the unaudited interim consolidated financial statements for more details). If this change had been adopted January 1, 2004, it would have increased Placer Dome’s earnings on a pre and after tax basis for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

Share Capital

As at October 21, 2005, Placer Dome had 436,679,863 common shares outstanding. As at the same date, it had $230 million in convertible debentures outstanding, none of which were in a position to be converted. If conversion were possible, the total number of common shares the Corporation would have to issue would be 10,991,631. As at October 21, 2005 Placer Dome had 14,110,052 share options outstanding under its stock-based incentive plans. If all of these options were exercised on that date, the Corporation would have to issue 14,110,052 common shares.

Recent Accounting Developments

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109. The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities. Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained.

The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy. It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized. The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted). Placer Dome does not expect the proposed Interpretation to have a material impact on its results.

Review of Mining Operations

PRODUCTION AND OPERATING SUMMARY
			For the nine months ended September 30								Estimated annual 2005 (12) /Actual 2004

Mine	Placer			Placer Dome's Share
	Dome's share		Mine	Millfeed			Production		Cost per unit (2)		Production	Cost per unit (2)
	(% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz, $/lb)		(ozs,	($/oz, $/lb)
	production)		earnings(1)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total	000s lbs)	Cash	Total
GOLD
Canada
Campbell	100%	2005	$ 12	323	15.6	96.5	159,963	+1%	295	358	210,000	300	370
		2004	$ 11	340	15.2	95.8	158,337		251	319	209,045	276	344
Musselwhite	68%	2005	4	741	5.7	95.2	131,800	+10%	312	395	170,000	310	395
		2004	6	749	5.2	95.7	119,749		265	343	163,386	269	345
Porcupine	51%	2005	15	1,633	3.0	92.9	148,954	-5%	267	329	190,000	280	355
		2004	16	1,529	3.5	92.0	156,301		230	302	201,710	236	310
United States
Bald Mountain(3)	100%	2005	2	4,358	0.9	t	48,051	+35%	342	377	90,000	330	380
		2004	2	1,330	0.8	t	35,583		325	351	46,685	349	379
Cortez (3),(4)	60%	2005	82	13,417	1.1	t	430,730	-14%	196	235	525,000	205	245
		2004	99	17,207	1.2	t	500,705		157	193	630,801	162	201
Golden Sunlight (5)	100%	2005	(4)	1,763	1.4	76.9	57,778	n/a	398	505	75,000	405	510
		2004	1	-	-	-	2,419		-	-	2,419	-	-
Turquoise Ridge(6)	75%	2005	2	287	14.1	91.0	117,800	+34%	298	335	150,000	310	350
	100%	2004	2	222	13.7	90.5	88,058		315	323	126,921	343	352
Australia
Granny Smith	100%	2005	(10)	3,056	2.8	91.1	254,121	+46%	349	465	350,000	310	420
		2004	(5)	3,282	1.9	89.1	174,237		330	417	267,267	354	440
Henty	100%	2005	8	223	12.8	95.1	86,570	-22%	231	330	110,000	245	370
		2004	14	216	16.7	96.6	110,434		161	267	143,064	170	283
Kalgoorlie (7)	100%	2005	(5)	3,432	3.3	93.1	345,130	-9%	362	443	490,000	350	425
		2004	18	3,728	3.3	93.5	378,248		288	356	499,844	297	370
Osborne (8)	100%	2005	t	1,355	0.9	84.1	32,355	-5%	t	t	40,000	t	t
		2004	t	1,203	1.1	82.9	34,051		t	t	41,630	t	t
Papua New Guinea
Misima (9)	80%	2005	-	-	-	-	-	100%	-	-	-	-	-
Misima (9)	80%	2004	6	1,850	0.8	87.5	40,522		275	281	40,522	275	281
Porgera	75%	2005	86	3,281	5.3	85.2	510,783	-9%	226	259	630,000	245	280
		2004	92	3,500	5.9	87.7	560,699		189	221	764,809	192	228
Chile
La Coipa (10)	50%	2005	8	2,403	1.0	80.0	60,672	-8%	311	385	82,000	300	365
		2004	11	2,451	1.0	81.8	65,776		234	305	90,932	231	300
South Africa
South Deep	50%	2005	(3)	772	6.9	97.3	167,813	+9%	389	454	225,000	385	450
		2004	(7)	808	6.1	97.2	154,536		398	440	214,293	394	437
Tanzania
North Mara	100%	2005	9	2,250	2.7	89.0	175,391	+21%	308	384	245,000	300	380
		2004	16	1,523	3.2	92.6	145,457		235	293	208,484	230	289
Metal hedging loss		2005	(62)
		2004	(31)
Currency hedging gain		2005	17						(7)	(7)
		2004	9						(3)	(3)
TOTAL GOLD		2005	$ 153				2,727,911	+0%	281	346	3,600,000	280-285	345-350
		2004	$ 249				2,725,112		232	287	3,651,812	240	298
COPPER
Osborne (8)	100%	2005	17	1,355	2.3	94.0	65,439	-6%	0.92	1.07	90,000	0.88	1.03
		2004	29	1,203	2.8	94.8	69,472		0.62	0.74	87,404	0.69	0.84
Zaldívar (3)	100%	2005	187	12,727	0.9	t	202,222	-19%	0.62	0.74	280,000	0.57	0.69
		2004	176	13,771	1.1	t	249,960		0.50	0.64	325,406	0.51	0.66
Metal hedging loss		2005	(52)
		2004	(35)
TOTAL COPPER		2005	$ 152				267,661	-16%	0.69	0.82	370,000	0.60-0.65	0.75-0.80
		2004	$ 170				319,432		0.52	0.66	412,810	0.55	0.70
Other (11)		2005	(14)
		2004	(13)
CONSOLIDATED MINE		2005	$ 291
OPERATING EARNINGS (1)		2004	$ 406

Review of Mining Operations
		Production and Operating Summary
		For the Third Quarter
	Placer		Mine				Placer Dome's Share
	Dome's share		operating	Millfeed					Cost per unit(2)
	(% of mine		earnings(1)	(000s	Grade	Recovery	Production		($/oz, $/lb)
Mine	production)	Year	($ millions)	tonnes)	(g/t,%)	(%)	(ozs, 000s lbs)	% change	Cash	Total
Gold
Canada
Campbell	100%	2005	3	100	13.6	97.2	43,334	-31%	319	380
		2004	5	125	16.4	96.0	62,427		228	287
Musselwhite	68%	2005	1	254	5.5	94.8	44,507	+10%	324	409
		2004	2	253	5.2	96.1	40,558		269	347
Porcupine	51%	2005	3	527	2.8	92.5	40,330	-14%	337	404
		2004	4	519	3.1	92.4	46,920		242	321
United States
Bald Mountain(3)	100%	2005	3	2,179	1.0	.	22,295	+119%	263	294
		2004	-	750	0.9	.	10,182		445	458
Cortez(3),(4)	60%	2005	23	3,945	0.9	.	134,027	-15%	229	270
		2004	33	6,345	1.0	.	158,157		168	204
Golden Sunlight(5)	100%	2005	-	628	-	-	23,261	n/a	423	429
		2004	-	-	-	-	-		-	-
Turquoise Ridge(6)	75%	2005	4	111	14.3	91.0	44,552	+179%	231	266
		2004	(2)	49	13.0	80.3	15,959		446	459
Australia
Granny Smith	100%	2005	-	1,069	2.4	89.8	83,569	+4%	333	434
		2004	-	1,127	2.7	90.2	80,534		294	386
Henty	100%	2005	1	73	8.7	93.9	19,359	-29%	328	372
		2004	2	72	13.1	96.4	27,431		188	303
Kalgoorlie(7)	100%	2005	4	1,190	3.7	93.1	124,567	-2%	327	406
		2004	3	1,231	3.3	93.5	127,435		284	358
Osborne(8)	100%	2005	.	486	1.1	84.8	12,719	-0%	.	.
		2004	.	423	1.3	82.0	12,757		.	.
Papua New Guinea
Misima(10)	80%	2005	-	-	-	-	-	-100%	-	-
Misima(9)	80%	2004	-	-	-	-	1,428		275	281
Porgera	75%	2005	28	1,053	5.5	73.1	162,730	-10%	222	255
		2004	33	1,081	6.3	89.0	180,564		181	210
Chile
La Coipa(10)	50%	2005	(1)	758	1.0	78.5	19,427	+16%	399	490
		2004	3	856	0.6	80.7	16,716		232	295
South Africa
South Deep	50%	2005	4	245	8.6	97.7	65,789	+15%	335	394
		2004	(1)	284	6.5	97.0	57,238		374	415
Tanzania
North Mara	100%	2005	2	802	2.5	87.2	60,127	+21%	306	390
		2004	4	497	3.2	92.0	49,861		252	316
Metal hedging loss		2005	(23)
		2004	(15)
Currency hedging gain		2005	7						(8)	(8)
		2004	2						(2)	(2)
Total Gold		2005	$60				900,593	+1%	288	348
		2004	$70				888,167		235	291
Copper
Osborne(8)	100%	2005	10	486	2.5	95.3	25,636	+9%	0.89	1.04
		2004	9	423	2.7	93.4	23,512		0.62	0.74
Zaldivar(3)	100%	2005	60	4,343	0.9	.	61,240	-21%	0.71	0.83
		2004	54	4,518	0.8	.	77,859		0.54	0.68
Metal hedging loss		2005	(16)
		2004	(17)
Total Copper		2005	$54				86,876	-14%	0.76	0.89
		2004	$46				101,371		0.56	0.70
Other(11)		2005	(5)
		2004	(6)
Consolidated Mine		2005	$109
Operating Earnings(1)		2004	$110

Notes to the Production and Operating Summary Tables:

(1)

Mine operating earnings represent 100% of the results of mines owned by Placer Dome and its subsidiaries and a pro-rata share of joint ventures. Consolidated mine operating earnings, (and the related sub-totals), in accordance with accounting principles generally accepted in the U.S., exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars.

(2)

Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard:

	For the period ended September 30
	Third Quarter		Nine Months
	2005 $/oz	2004 $/oz	2005 $/oz	2004 $/oz
Direct mining expenses	290	232	285	229
Stripping and mine development adjustment	(20)	(16)	(22)	(15)
Third party smelting, refining and transportation	1	1	1	1
By-product credits	(1)	-	(1)	(1)
Cash operating costs per ounce	270	217	263	214
Royalties	16	15	16	15
Production taxes	2	3	2	3
Total cash costs per ounce	288	235	281	232
Depreciation	35	26	35	29
Depletion and amortization	21	25	23	22
Reclamation and mine closure	4	5	7	4
Total production costs per ounce	348	291	346	287

(3)

Recovery percentage is difficult to accurately measure at heap leach operations.

(4)

The Cortez mine processes material by way of carbon-in-leach (“CIL”) and heap leaching.

	Millfeed (000s tonnes)	Grade (g/t)	Recovery (%)	Production (ozs)
Carbon in leach
For the nine months ended September 30
2005	1,469	5.1	88.4	212,273
2004	1,400	6.0	88.5	236,846
For the third quarter of
2005	455	5.0	89.2	65,825
2004	475	5.3	87.8	71,117
Heap leach
For the nine months ended September 30
2005	11,826	0.6	Note 3	194,702
2004	15,619	0.7	Note 3	230,880
For the third quarter of
2005	3,435	0.5	Note 3	57,997
2004	5,806	0.7	Note 3	74,792
Sale of carbonaceous ore
For the nine months ended September 30
2005	122	6.8	87.8	23,755
2004	188	6.4	85.8	32,979
For the third quarter of
2005	54	6.7	87.7	10,205
2004	64	6.9	85.9	12,248
Total
For the nine months ended September 30
2005	13,417	1.1	Note 3	430,730
2004	17,207	1.2	Note 3	500,705
For the third quarter of
2005	3,945	1.1	Note 3	134,027
2004	6,345	1.1	Note 3	158,157

(5)

Production from Golden Sunlight was suspended in December 2003 and recommenced when ore was delivered to the mill from Stage 2B in January 2005.

(6)

Production from Turquoise Ridge relates to third party ore sales. The mine’s cash and total costs per ounce do not include the cost of processing the ore and are not included in Placer Dome’s cash and total costs per ounce balances.

(7)

The management of Placer Dome’s Kalgoorlie West and Kanowna Belle operations have been realigned with all operations under one general manager and all regional development responsibilities including exploration, project development and joint venture and third party relationships under a separate general manager. As a result of this management change, commencing in the second quarter, the reporting for Kalgoorlie West and Kanowna Belle is consolidated in a single Kalgoorlie operation. Production and operating summary information for the first nine months and third quarter of 2004 has been reclassified to reflect this change

(8)

Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9)

Silver is a by-product at the Misima mine. For the nine and three months ended September 30, 2004, Misima produced 202,000 and 7,000 ounces of silver, respectively. Mining was completed at Misima in May 2001, but processing of stockpiled ore continued until May 2004.

(10)

Gold and silver are accounted for as co-products at La Coipa. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 91,940 and 27,667 ounces, respectively for the nine and three month periods ended September 30, 2005 and 108,234 and 35,363 ounces, respectively, for the comparative prior-year periods. At La Coipa, production for silver was 1.9 million and 0.5 million ounces for the nine and three months ended September 30, 2005, respectively, and 2.6 million and 1.2 million ounces for the comparative prior-year periods.

(11)

Pursuant to SFAS 109 – Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax liabilities for the tax effect of such differences. Other mine operating earnings included charges of $10 million and $3 million in the nine months and three months ended September 30, 2004, respectively (2003 - $8 million and $3 million), related to the amortization of the gross up of the property, plant and equipment allocation. The amortization of these amounts for the first nine months and third quarter of 2005, respectively, includes $4 million and $1 million (2004 - $3 million and $1 million) for Porgera, $2 million and nil (2004 - $2 million and $1 million) for North Mara, $2 million and $1 million (2004 – $1 million and nil) for Kalgoorlie, $1 million and nil (2004 - $1 million and nil) for Henty and $1 million and $1 million (2004 - $1 million and $1 million) for Zaldivar.

(12)

Estimated 2005 annual production and unit costs are based on actual year-to-date results and forecasts for the remainder of the year and are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document and additional information provided in this section. Estimated 2005 annual unit costs for the Canadian, Australian, Papua New Guinean, Chilean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.2048, 1.2821, 3.00, 600, and 6.00 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At September 30, 2005 these exchange rates were 1.1610, 1.3170, 3.029, 529 and 6.3518 to 1, respectively.

Review of Mining Operations

Canada

On average, the Canadian dollar appreciated 9% against the U.S. dollar for the third quarter of 2005 compared to the third quarter of 2004.

Production at the Campbell mine for the three months ended September 30, 2005 decreased by 31% over the prior-year period. Throughput and grades were lower as a result of the mine plan and mix of mining methods. Cash costs per ounce were 40% higher than the prior-year period due to lower production levels, the appreciation of the Canadian dollar, higher maintenance expenses and costs related to the implementation of the SAP enterprise resource planning system. Cash costs during the third quarter were 17% higher than those of the second quarter of 2005, primarily due to lower production levels. Factoring in the actual third quarter results and assuming a continued strong Canadian dollar and energy costs, has caused the mine to increase its forecast of cash and total costs per ounce for 2005 to $300 and $370, respectively, from $285 and $365 with no change in production guidance.

At the Musselwhite mine, Placer Dome’s share of production for the third quarter was 10% higher than the prior-year period due to higher grades from the upper PQ area. Cash costs per ounce were 20% higher than the prior-year period as increased short-term development activities and other operating costs and the appreciation of the Canadian dollar more than offset the higher production levels. Cash costs were 2% above those of the second quarter of 2005, as the continued appreciation of the Canadian dollar and higher input costs offset higher production levels.

Placer Dome’s share of production in the third quarter for the Porcupine Joint Venture was 14% below that of the prior-year period due to processing of lower grade ore. Lower grade stockpiled ore supplemented lower volumes of mined ore due to transitioning from the Dome open pit to the Pamour open pit and a bench failure in the Dome open pit. Cash costs per ounce were 39% higher than the third quarter of 2004 and 46% higher than the second quarter of 2005 primarily due to lower production levels, higher input costs and the continued appreciation of the Canadian dollar. Factoring in the actual third quarter results and assuming a continued strong Canadian dollar and higher power costs, have caused the joint venture to increase its forecast of cash and total costs per ounce for 2005 to $280 and $355, respectively, from $255 and $335 with no change in production guidance.

United States

Placer Dome’s share of production from the Cortez mine in the third quarter of 2005 decreased by 15% compared with the 2004 period and 19% from the second quarter of 2005. The mine processed lower grades at both the heap leach and CIL operations. Additionally, tonnes placed on the heap leach pads decreased as a result of longer haul cycles associated with the location of mining in the pit. Cash costs per ounce were 36% higher than in the prior-year period, due to lower production and higher mining costs, including fuel and tires. Lower production levels were the primary reason for cash costs per ounce being 22% higher than in the second quarter of the year. Factoring in actual third quarter results, expectations that a higher proportion of fourth quarter production will come from lower grade heap leach material and assuming continued high energy and fuel costs have caused the joint venture to increase its forecast of cash and total costs per ounce for 2005 to $205 and $245, respectively from $185 and $225.

The Record of Decision for the Pipeline / South Pipeline Pit Expansion Environment Impact Study was signed in July of this year and no appeals of the decision occurred. The decision permits mining of the Pipeline/South Pipeline pit to below its ultimate planned depth.

At the Golden Sunlight mine production in the third quarter was 23,261 ounces, slightly higher than the second quarter of the year. Cash costs per ounce were $423, 16% higher than in the second quarter due to the impact of a slide on the west wall of stage 5B of the open pit in the second quarter. The slide resulted in the closure of the west side of the open pit in the second quarter, with only the southern portion of the west side still closed at the end of the third quarter. Mitigation efforts, including a step in from the west wall, are under way and are currently expected to cost approximately $1 million. The mine is reviewing the full impact on mineral reserves and longer-term production. As a result of the slide, the mine has reduced its forecast for production for 2005 by 15,000 ounces to 75,000 ounces and increased its forecast for cash and total costs per ounce to $405 and $510, respectively from $345 and $470.

Placer Dome’s share of production from Turquoise Ridge in the third quarter of 2005 was 179% higher than the prior-year period due to increased tonnes mined from the Getchell underground and continued increased mining rates at the Turquoise Ridge mine. Cash costs per ounce, excluding the cost of processing, were 48% lower than the prior-year period due primarily to the higher production levels.

Australia and Papua New Guinea

On average, the Australian dollar appreciated 7% against the U.S. dollar for the third quarter of 2005 compared to the third quarter of 2004.

At the Porgera mine, Placer Dome’s share of production in the third quarter of 2005 was 10% below the prior-year period levels. Lower grade ore was processed as mining occurred solely in stage 4 of the pit. Cash costs per ounce were 23% higher than the third quarter of 2004, primarily due to the decrease in production, the appreciation of the Australian dollar and higher fuel prices.  Stronger than expected year-to-date production levels have caused the joint venture to increase its forecast of production for 2005 with Placer Dome’s share increasing by 30,000 ounces to 630,000 ounces and decrease its cash and total costs per ounce forecast to $245 and $280, respectively, from $265 and $305.

The joint venture participants have approved a 27 million tonne cutback of the west wall as a means to mitigate erosion of the wall and enable access to stage 5 ore. Placer Dome’s share of the cutback, associated drainage control, waste rock cover for erosion protection and a waste rock toe buttress is estimated at $45 million. The mine will process principally stockpiled ore early in 2006 until mining of stage 5 recommences. Ore delivery from stage 5 will increase throughout the year and will become the primary ore source by the fourth quarter. The cutback is forecast to be completed by mid 2007. These measures are expected to have no impact on reserves.

Incursions into the operating areas of the Porgera mine lease by illegal miners have recently and periodically escalated. The mine has implemented a number of measures aimed at reducing the level of incursions with limited success. The current situation endangers the illegal miners and mine personnel and has the potential to impact on the operations of the mine. As a result, the mine has applied to the PNG National Court to require the PNG Department of Mining to take action to address illegal mining at the mine in accordance with its obligations under the PNG Mining Act. The Mining Act permits the Department of Mining to request, via the courts, support from the PNG police to address illegal mining activities. This course of action has been taken in consultation with the Department of Mining and the court application is broadly supported by the PNG Government and local authorities. The Court application contemplates that any police activities will be conducted in accordance with agreed human rights standards and under the observation of an independent third party. Concurrently, the mine continues to implement preventive measures such as increased fencing and expanded stakeholder awareness programs. The mine continues to support the PNG Government decision to establish a multi-stakeholder committee to seek long-term solutions to the illegal miner situation.

At the Granny Smith mine, production for the second quarter was similar to the prior-year period. Cash costs per ounce were 13% higher than the comparative prior-year period due to higher fuel and other input prices and the appreciation of the Australian dollar. Production during the third quarter of 2005 was 10% higher than the second quarter of the year due to higher throughput. Continued cost cutting efforts, including a further staff reduction by year end and an expected decrease in stripping activity and stockpile build-up in the fourth quarter result in no change in previously forecast cash and total costs per ounce.

Production from the Kalgoorlie operations during the third quarter was similar to the prior-year period. Cash costs per ounce in the quarter increased by 15% compared to the prior-year period due to stripping costs for several small open pit mines which will be mined later in 2005 and early in 2006, higher input costs and the appreciation of the Australian dollar. Cash costs per ounce were 14% below those of the second quarter of 2005 due to higher production and cost savings initiatives. Factoring in actual third quarter performance, delays in the mining schedule due to wet weather, a continued strong Australian dollar and input costs have caused the mine to decrease its forecast of production for 2005 by 25,000 ounces to 490,000 ounces and increase its cash and total costs per ounce forecast to $350 and $425, respectively, from $330 and $420.

At the Osborne mine, copper production in the third quarter of 2005 increased 9% from the prior-year period due to higher throughput, partially offset by lower grades. Cash costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) were 44% above prior period levels due to higher fuel costs and smelting charges, production from lower grade areas and the appreciation of the Australian dollar, partially offset by higher gold credits. Positive production performance to date and site cost savings programs have resulted in 2005 forecast copper production being increased by 10 million pounds to a total of 90 million pounds with cash and total costs per pound forecast decreasing to $0.88 and $1.03, respectively, from $0.91 and $1.04.

Africa

At the South Deep mine, Placer Dome’s share of production for the third quarter of 2005 was 15% higher than the prior-year period and 16% higher than the second quarter of 2005 due to an increase in underground mining rates despite a brief strike that occurred at the mine. Unit cash costs decreased by 10% from the prior-year period as a result of the higher production levels. Relative to the second quarter of 2005, unit cash costs decreased 12% due primarily to the increase in production.  During the quarter, Western Areas Limited, a 50% joint venture participant in the South Deep mine, fully funded its outstanding cash call obligations to the joint venture.

Production from the North Mara mine during the third quarter was 21% greater than in the prior year as increased throughput as a result of the mill expansion completed in the fourth quarter of 2004 more than offset the lower grade stockpiled ore that was processed as the Gokona pit development is completed. Cash costs per ounce were 21% higher than in the third quarter of 2004 due to the processing of higher amounts of low-grade ore and increased input costs, principally diesel. Processing of softer ore from the first stages of the Gokona pit resulted in production in the third quarter being 15% higher and, combined with lower maintenance spending, cash costs per ounce 20% lower than in the second quarter.

Chile

At the Zaldívar mine, copper production for the third quarter of 2005 was 61 million pounds, a decrease of 21% from the prior-year period. The mine continued to perform below historical levels in the third quarter. Production was principally impacted by lower grade and tonnage placed on the heaps and an eight-day strike in July. Unusually cold winter temperatures have also caused slower leach cycles. Cash costs per pound during the period were $0.71, an increase of 31% from the prior-year period due to lower production, a 14% appreciation in the Chilean peso relative to the U.S. dollar and higher fuel, spare parts and acid costs. Factoring in actual third quarter results while still taking into account anticipated higher leach rates in the fourth quarter has caused the mine to decrease its forecast for production for 2005 by 20 million pounds to 280 million pounds with an increase in cash and total costs per pound to $0.57 and $0.69, respectively, from $0.55 and $0.68, respectively. Production in the fourth quarter of 2005 is expected to be approximately 80 million pounds at cash and total costs per pound of $0.44 and $0.56, respectively.

Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Placer Dome believes that as well as conventional measures prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome’s performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Unit Costs

A reconciliation of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the Cost of sales and Depreciation and depletion income statement lines is included below:

	For the nine months ended September 30
	2005				2004
	Gold		Copper		Gold		Copper
(in millions of dollars except production and unit costs) (i)	Cost of sales	Depreciation	Cost of Sales	Depreciation	Cost of sales	Depreciation	Cost of Sales	Depreciation
Reported	953	195	-	-	838	184	-	-
Copper	(192)	(34)	192	34	(185)	(45)	185	45
Corporate (ii)	-	(13)	-	-	(3)	(11)	-	-
Related to metals produced	761	148	192	34	650	128	185	45
Add La Coipa	29	7	-	-	25	8	-	-
Deduct minority interest	-	-	-	-	(3)	-	-	-
By-product	(3)	-	(13)	-	(3)	-	(14)	-
Reclamation	(17)	17	(3)	3	(12)	12	(1)	1
Ore sales costs	(40)	-	-	-	(33)	-	-	-
Inventories	6	-	-	-	(6)	(3)	(9)	(2)
Other (iii)	(10)	(4)	9	(2)	(12)	(1)	5	1
	726	168	185	35	606	144	166	45
Production reported (i)	2,728	2,728	268	268	2,725	2,725	319	319
Osborne gold ozs.	(32)	(32)	-	-	(34)	(34)	-	-
Ore sales ozs.	(142)	(142)	-	-	(121)	(121)	-	-
Golden Sunlight ozs.	-	-	-	-	(2)	(2)	-	-
La Coipa au equivalents ozs.	31	31	-	-	42	42	-	-
Production base for calculation	2,585	2,585	268	268	2,610	2,610	319	319
Unit costs (i)	281	65	0.69	0.13	232	55	0.52	0.14

	For the three months ended September 30
	2005				2004
	Gold		Copper		Gold		Copper
(in millions of dollars except production and unit costs) (i)	Cost of sales	Depreciation	Cost of Sales	Depreciation	Cost of sales	Depreciation	Cost of Sales	Depreciation
Reported	317	62	-	-	282	61	-	-
Copper	(70)	(11)	70	11	(60)	(14)	60	14
Corporate (ii)	-	(4)	-	-	(1)	(3)	-	-
Related to metals produced	247	47	70	11	221	44	60	14
Add La Coipa	11	2	-	-	8	3	-	-
Deduct minority interest	-	-	-	-	-	-	-	-
By-product	(1)	-	(6)	-	-		(5)	-
Reclamation	(2)	2	(1)	1	(5)	5	-	-
Ore sales costs	(12)	-	(3)	-	(9)	-	-	-
Inventories	3	-	(3)	1	(7)	(1)	-	-
Other (iii)	(4)	-	9	(1)	(6)	(2)	-	-
	242	51	66	12	202	49	55	14
Production reported (i)	901	901	87	87	888	888	101	101
Osborne gold ozs.	(13)	(13)	-	-	(13)	(13)	-	-
Ore sales ozs.	(55)	(55)	-	-	(28)	(28)	-	-
Golden Sunlight ozs.	-	-	-	-	-	-	-	-
La Coipa au equivalents ozs.	8	8	-	-	18	18	-	-
Production base for calculation	841	841	87	87	865	865	101	101
Unit costs (i)	288	60	0.76	0.13	235	56	0.56	0.14

(i)

Gold production is in thousands of ounces and unit costs for gold are in dollars per ounce. Copper production is in millions of pounds, and unit costs for copper are in dollars per pound.

(ii)

Corporate depreciation includes the amortization of the tax gross ups (note 3(b) to the unaudited interim consolidated financial statements).

(iii)

Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(millions of U.S. dollars, except share and per share amounts, U.S. GAAP)

(unaudited)

	September 30
	Third Quarter		Nine Months
	2005 $	2004 $	2005 $	2004 $
Sales (note 3)	488	453	1,439	1,428
Cost of sales	317	282	953	838
Depreciation and amortization	62	61	195	184
Mine operating earnings (note 3(b))	109	110	291	406
General and administrative	16	17	48	48
Exploration	24	19	65	52
Resource development, technology and other	22	14	56	41
Write-downs of mining assets and restructuring costs	4	1	4	6
Operating earnings	43	59	118	259
Non-hedge derivative loss	(11)	(1)	(19)	(15)
Investment and other business income (loss)	11	10	46	(15)
Interest and financing expense	(23)	(19)	(69)	(56)
Earnings before taxes and other items	20	49	76	173
Income and resource tax recovery (provision) (notes 4 and 8(b))	16	99	(9)	64
Equity in earnings of associates	(2)	-	4	5
Minority interests	-	-	1	(1)
Net earnings before the cumulative effect of change in accounting policies	34	148	72	241
Changes in accounting policies (note 2)	-	-	(14)	4
Net earnings	34	148	58	245
Comprehensive income	41	148	76	253
Per common share
Net earnings (and diluted net earnings) before the cumulative effect of changes in accounting policies	0.08	0.36	0.16	0.58
Net earnings	0.08	0.36	0.13	0.59
Diluted net earnings	0.08	0.34	0.13	0.57
Dividends	0.05	0.05	0.10	0.10
Weighted average number of common shares (millions)
Basic	436.6	413.5	436.5	412.9
Diluted	438.6	432.0	438.6	432.1

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of U.S dollars, U.S. GAAP)

(unaudited)

	September 30
	Third Quarter		Nine Months
	2005 $	2004 $	2005 $	2004 $
Operating activities
Net earnings	34	148	58	245
Add (deduct) non-cash items
Depreciation and depletion	62	61	195	184
Deferred stripping adjustment	(15)	(11)	(49)	(34)
Cumulative translation adjustment	-	-	-	34
Unrealized loss on derivatives	8	1	12	3
Deferred reclamation	4	7	17	8
Deferred income and resource taxes	(36)	(94)	(54)	(98)
Changes in accounting policies (note 2)	-	-	14	(4)
Other items, net	3	(7)	(5)	(7)
Cash from operations before change in non-cash operating working capital	60	105	188	331
Change in non-cash operating working capital	(33)	(14)	(40)	1
Cash from operations	27	91	148	332
Investing activities
Property, plant and equipment	(59)	(88)	(192)	(237)
Short-term investments	-	(1)	(3)	(5)
Other, net	7	14	8	17
Cash used in investing	(52)	(75)	(187)	(225)
Financing activities
Short-term debt, net	13	85	30	90
Restricted cash	(10)	(90)	(31)	(90)
Long-term debt and capital leases
Borrowings	-	-	-	5
Repayments	-	(31)	(1)	(38)
Common shares issued	2	6	3	26
Dividends paid on common shares	(22)	(20)	(44)	(41)
Cash used in financing	(17)	(50)	(43)	(48)
Increase (decrease) in cash and cash equivalents	(42)	(34)	(82)	59
Cash and cash equivalents
Beginning of period	977	675	1,017	582
End of period	935	641	935	641

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED BALANCE SHEETS

(millions of United States dollars, U.S. GAAP)

(unaudited)

ASSETS

	September 30 2005 $	December 31 2004 $
Current assets
Cash and cash equivalents	935	1,017
Short-term investments	17	14
Restricted cash	153	122
Accounts receivable	133	138
Income and resource tax assets	121	97
Inventories (note 5)	275	248
	1,634	1,636
Investments	63	50
Other assets (note 6)	176	173
Deferred commodity and currency sales contracts and derivatives	30	54
Income and resource tax assets (note 4)	425	400
Deferred stripping	222	170
Goodwill	454	454
Property, plant and equipment
Cost	4,942	4,791
Accumulated depreciation and amortization	(2,351)	(2,184)
	2,591	2,607
	5,595	5,544

LIABILITIES AND SHAREHOLDERS’ EQUITY

	September 30 2005 $	December 31 2004 $
Current liabilities
Accounts payable and accrued liabilities	254	268
Short-term debt	143	113
Income and resource taxes liabilities (note 4)	54	27
Current portion of long-term debt and capital leases	46	45
	497	453
Long-term debt and capital leases	1,107	1,109
Reclamation and post closure obligations	288	251
Income and resource tax liabilities (note 4)	237	265
Deferred commodity and currency sales contracts and derivatives	192	223
Deferred credits and other liabilities	74	79
Commitments and contingencies (notes 7 and 8)
Shareholders’ equity	3,200	3,164
	5,595	5,544

 (See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(millions of U.S. dollars, except share amounts, U.S. GAAP)

(unaudited)

	September 30
	Third Quarter		Nine Months
	2005 $	2004 $	2005 $	2004 $
Common shares (i), beginning of period	2,523	2,043	2,522	2,023
Exercise of options	2	6	3	26
Common shares, end of period	2,525	2,049	2,525	2,049
Accumulated other comprehensive loss, beginning of period	(4)	(27)	(15)	(35)
Unrealized gain (loss) on securities	7	3	11	(1)
Unrealized gain (loss) on derivatives
Copper	1	(10)	(3)	(24)
Currency	-	6	(1)	-
Reclassification of (gain) loss on derivatives included in net earnings
Copper	4	3	23	7
Currency	(5)	(2)	(12)	(8)
Reclassification of cumulative translation account loss included in net earnings	-	-	-	34
Accumulated other comprehensive income (loss), end of period	3	(27)	3	(27)
Contributed surplus, beginning of period	68	68	69	66
Stock-based compensation	2	1	1	3
Contributed surplus, end of period	70	69	70	69
Retained earnings, beginning of period	590	421	588	345
Net earnings	34	148	58	245
Common share dividends	(22)	(20)	(44)	(41)
Retained earnings, end of period	602	549	602	549
Shareholders’ equity	3,200	2,640	3,200	2,640

(i)

Authorized and issued share capital:

Preferred shares – unlimited shares authorized, no par value, none issued.

Common shares – unlimited shares authorized, no par value, issued and outstanding at September 30, 2005 – 436,653,540 shares (December 31, 2004 – 436,395,449).

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(all tabular amounts are in millions of U.S. dollars, U.S. GAAP)

1.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). They do not include all of the disclosures required by GAAP for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the three and nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005 or future operating periods. For further information, see Placer Dome’s consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2004.

On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.

Placer Dome currently capitalizes stripping costs incurred during the production phase of a mine to the deferred stripping account. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. At September 30, 2005, Placer Dome’s deferred stripping amount on its unaudited interim consolidated balance sheet was $222 million. In addition to this, smaller stripping balances were present in various product inventory accounts such as metal in circuit and ore stockpiles.

Placer Dome is currently evaluating the impact of this consensus which it will adopt effective January 1, 2006 retroactively with a charge to opening retained earnings and restatement of the results for the years ended December 31, 2004 and 2005 to eliminate the impact of deferred stripping and related inventory and tax balances.

On April 15, 2005, the U.S. Securities and Exchange Commission (“SEC”) announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share-Based Payment (“SFAS 123(R)”). The SEC would require that registrants adopt SFAS 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005.  Placer Dome plans to adopt SFAS 123(R) effective January 1, 2006.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109. The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities. Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained.

The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy. It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized. The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted). Placer Dome does not expect the proposed Interpretation to have a material impact on its results.

Certain amounts for 2004 have been reclassified to conform with the current period’s presentation.

2.

Changes in Accounting Policies

Effective January 1, 2005, Placer Dome changed its accounting policy with respect to termination obligations, whereby the liability accrued will represent the obligation to date for all employees at mine sites. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated termination costs through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change in policy on the balance sheet at January 1, 2005 was to increase Deferred credits and other liabilities by $21 million with a one time after-tax charge to net earnings of $14 million ($0.03 per share).

During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. Previously, Placer Dome had, at December 31, 2003, a liability in deferred stripping relating to its share of the Cortez joint venture on Placer Dome’s consolidated balance sheet. This change was made as a result of deliberations by the EITF at its July 1, 2004 meeting which concluded that a deferred stripping liability did not meet the definition of a liability under FASB Concept Statement No. 6. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share).

During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. This change was made as a result of deliberations by the EITF at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets. Prior to this change in accounting policy, Placer Dome had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying properties.  Due to this change in accounting policy, Placer Dome ceased amortization of the excess of the carrying value over the residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2004, it would have increased Placer Dome’s earnings on a pre and after tax basis for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

3.

Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to the geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specific business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resource and exploration support. Major products are gold and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

(a)

Product segments

	Sales by metal segment – September 30
	Third quarter		Nine months
	2005 $	2004 $	2005 $	2004 $
Gold	358	336	1,070	1,038
Copper	129	116	365	386
Other	1	1	4	4
	488	453	1,439	1,428

(b)

Segment sales revenue and mine operating earnings (loss)

	Sales revenue by mine – September 30
	Third quarter		Nine months
	2005 $	2004 $	2005 $	2004 $
Canada
Campbell	18	28	69	66
Musselwhite	19	17	56	49
Porcupine	22	19	64	65
	59	64	189	180
United States
Bald Mountain	9	5	21	14
Cortez	59	66	183	196
Golden Sunlight (i)	10	-	24	2
Turquoise Ridge	17	5	43	30
	95	76	271	242
Australia
Granny Smith	36	31	107	70
Henty	8	10	37	44
Kalgoorlie (ii)	54	51	147	158
Osborne	40	30	90	92
	138	122	381	364
Papua New Guinea
Misima (iii)	-	1	-	23
Porgera	70	71	223	221
	70	72	223	244
South Africa - South Deep	27	23	70	61
Tanzania - North Mara	26	20	79	60
Chile - Zaldívar	112	108	340	343
Metal hedging loss	(39)	(32)	(114)	(66)
	488	453	1,439	1,428

	Mine operating earnings (loss) – September 30
	Third quarter		Nine months
	2005 $	2004 $	2005 $	2004 $
Canada
Campbell	3	5	12	11
Musselwhite	1	2	4	6
Porcupine	3	4	15	16
	7	11	31	33
United States
Bald Mountain	3	-	2	2
Cortez (note 2)	23	33	82	99
Golden Sunlight (i)	-	-	(4)	1
Turquoise Ridge	4	(2)	2	2
	30	31	82	104
Australia
Granny Smith	-	-	(10)	(5)
Henty	1	2	8	14
Kalgoorlie (ii)	4	3	(5)	18
Osborne	10	9	17	29
	15	14	10	56
Papua New Guinea
Misima (iii)	-	-	-	6
Porgera	28	33	86	92
	28	33	86	98
South Africa – South Deep	4	(1)	(3)	(7)
Tanzania - North Mara	2	4	9	16
Chile - Zaldívar	60	54	187	176
Metal hedging loss	(39)	(32)	(114)	(66)
Currency hedging gain	7	2	17	9
Amortization of tax gross up (iv)	(3)	(3)	(10)	(8)
Stock-based compensation	(1)	(2)	-	(4)
Other	(1)	(1)	(4)	(1)
	109	110	291	406

(i)

Production from Golden Sunlight was temporarily suspended in December 2003 and recommenced when ore was delivered from Stage 2B in January 2005.

(ii)

As a result of a management change, whereby operations of Kanowna Belle and Kalgoorlie West have been realigned with all operations under one mine general manager, commencing in the second quarter, the reporting for Kalgoorlie West and Kanowna Belle has been consolidated into a single Kalgoorlie operation.  Results for the first nine months and third quarter of 2004 have been reclassified to reflect this change.

(iii)

Processing of ore ceased at Misima in May 2004.

(iv)

Pursuant to SFAS 109 – Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences. The amortization of these amounts for the first nine months and third quarter of 2005, respectively, includes $4 million and $1 million (2004 - $3 million and $1 million) for Porgera, $2 million and nil (2004 - $2 million and $1 million) for North Mara, $2 million and $1 million (2004 – $1 million and nil) for Kalgoorlie, $1 million and nil (2004 - $1 million and nil) for Henty and $1 million and $1 million (2004 - $1 million and $1 million) for Zaldivar.

4.

Income and Resource Taxes

Upon completion of the strategic business plans for Placer Dome’s Australian operations in the second quarter of 2005, incorporating higher costs and production forecast updates, expected future taxable income in Australia has decreased. Pursuant to this, the valuation allowance relating to Australian deferred tax assets was increased by a non-cash charge to earnings in the second quarter of $15 million. At September 30, 2005, Placer Dome has a deferred tax asset of $118 million for tax benefits relating to its Australian operations against which a valuation allowance of $66 million has been recorded.

See note 8(b) for a discussion of Placer Dome’s reversal of a previously accrued tax and interest liability of $76 million relating to Ontario mining taxes during the third quarter of 2004.

During the third quarter of 2004, Placer Dome determined that, due to a more positive outlook for its Australian operations including an improved gold price environment, only $24 million of its deferred tax assets for tax benefits relating to these operations required a valuation allowance. Pursuant to this, the valuation allowance was reduced to that level by recording a non-cash credit of $37 million to Income and resource tax recovery in the income statement during the quarter.

5.

Inventories

Inventories comprise the following:

	September 30, 2005 $	December 31, 2004 $
Metal in circuit	115	102
Ore stockpiles	102	103
Materials and supplies	96	83
Product inventories	37	31
	350	319
Long-term portion of ore stockpiles	(75)	(71)
Inventories	275	248

6.

Other Assets

Other assets consist of the following:

	September 30, 2005 $	December 31, 2004 $
Sale agreement receivable (i)	61	66
Long-term ore stockpiles (note 5)	75	71
Debt issue costs and discounts	17	17
Pension asset	18	15
Other	14	13
	185	182
Current portion of other assets	(9)	(9)
	176	173

(i)

In December 2000, Compañía Minera Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in 15 equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

7.

Consolidated Metals Sales and Currency Programs

At September 30, 2005, based on spot prices of $473.25 per ounce for gold, $7.53 per ounce for silver and $1.791 per pound for copper an Australian to U.S. dollar (“AUD/USD”) exchange rate of $1.3139, the mark-to-market value of Placer Dome’s precious metal and copper sales programs were negative $993 million and negative $7 million, respectively. The precious metal mark-to-market does not take into the account the $155 million liability in Deferred commodity and currency sales contracts and derivatives as at September 30, 2005 primarily representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of Placer Dome’s currency forward and option contracts on September 30, 2005, was approximately positive $29 million (based on an AUD/USD foreign exchange rate of $1.3139 and a Canadian to U.S. dollar foreign exchange rate of $1.1611), all of which has been recognized through earnings or other comprehensive income.

Gains and losses on Placer Dome’s gold and silver forward contracts and cap agreements are recognized in sales revenue on the initial intended delivery date, except in instances where Placer Dome chooses to deliver prior to that date, in which case they are recognized on delivery. Placer Dome’s copper forward contracts are accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income and subsequently reclassified to sales revenue on the contract forward date. Changes in the fair values of all other metals financial instruments are recorded each period in earnings in the non-hedge derivative gain (loss) line.

At September 30, 2005, Placer Dome's consolidated metals sales program consisted of:

	2005	2006	2007	2008	2009	2010	2011+	Total
Gold (000s ounces):
Forward contracts sold (i) Fixed contracts
Amount	295	1,239	1,260	1,013	347	246	461	4,861
Average price ($/oz)	366	344	372	393	409	409	471	383
Fixed interest floating lease rate
Amount	-	-	-	197	772	285	625	1,879
Average price ($/oz)	-	-	-	355	426	416	479	435
A$ forward contracts
Amount	-	11	21	-	-	-	-	32
Average price ($/oz)	-	467	482	-	-	-	-	477
Total
Forward contracts sold	295	1,250	1,281	1,210	1,119	531	1,086	6,772

A$ forward contracts purchased	(25)	-	-	-	-	-	-	(25)
Total
Forward contracts	270	1,250	1,281	1,210	1,119	531	1,086	6,747
Call options sold and cap agreements (ii)
Amount	225	219	115	200	20	40	20	839
Average price ($/oz)	365	357	363	394	500	500	500	382
Total Call option sold and cap agreements	225	219	115	200	20	40	20	839
Total
Firm committed ounces (iii)	495	1,469	1,396	1,410	1,139	571	1,106	7,586
Contingent call options sold (iv)
Knock-in (up and in)
Amount	26	52	-	-	-	-	64	142
Average price ($/oz)	381	381	-	-	-	-	350	367
Average barrier level ($/oz)	418	418	-	-	-	-	419	418
Knock out (down and out)
Amount	14	31	59	52	115	29	-	300
Average price ($/oz)	412	420	432	446	425	469	-	433
Average barrier level ($/oz)	363	395	380	364	375	381	-	376
Total
Maximum committed ounces (v)	535	1,552	1,455	1,462	1,254	600	1,170	8,028
Put options purchased (vi)
Amount	165	546	362	179	159	103	99	1,613
Average price ($/oz)	419	414	439	405	397	432	416	419
Put options sold (vii)
Amount	40	80	-	-	-	-	-	120
Average price ($oz)	250	250	-	-	-	-	-	250

Contingent call options purchased not included in the above table total 32 thousand ounces at an average price of $434 per ounce.

	2005	2006	2007	2008	2009	Total
Silver (000s ounces):
Fixed forward contracts (i)
Amount	-	1,200	-	-	-	1,200
Average price ($/oz)	-	6.25	-	-	-	6.25
Call options sold (ii)
Amount	390	3,632	1,050	820	550	6,442
Average price ($/oz)	5.25	9.01	9.11	8.98	8.75	8.77
Total committed amount	390	4,832	1,050	820	550	7,642
Put options purchased (vi)
Amount	540	3,820	1,050	820	550	6,780
Average price ($/oz)	5.21	6.40	6.89	7.25	7.25	6.55
Copper (millions of pounds):
Fixed forward contracts (i)
Amount	-
Average price ($/lb.)	-
Call options sold (ii)
Amount	13.2
Average price ($/lb.)	1.22
Total committed amount
Amount	13.2
Average price ($/lb.)	1.22
Put options purchased (vi)
Amount	13.2
Average price ($/lb.)	1.10

(i)

Forward sales contracts – Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:
a)

Fixed forward contracts - a deliverable sales contract, denominated in U.S. dollars, where the interest rate and metal lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)

Fixed interest floating lease rate contracts - a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)

Australian dollar forward contracts – a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.3139. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)

Call options sold and cap agreements - Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options.

(iii)

Firm committed ounces – Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)

Contingent call options sold – Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.3139. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of September 30, 2005, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)

Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)

Put options purchased – Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)

Put options sold - Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At September 30, 2005, Placer Dome's consolidated foreign currency program consisted of:

	2005	2006	2007	Total
Australian Dollars (millions USD)
Fixed forward contracts (i)
Amount	8.6	37.1	5.0	50.7
Average rate (AUD/USD)	1.9692	1.9167	1.5713	1.8915
Put options sold (ii)
Amount	-	17.0	5.5	22.5
Average rate (AUD/USD)	-	1.5957	1.6538	1.6099
Total committed dollars
Amount	8.6	54.1	10.5	73.2
Average rate (AUD/USD)	1.9692	1.8159	1.6145	1.8049
Call options purchased (iii)
Amount	25.5	23.5	12.0	61.0
Average rate (AUD/USD)	1.3900	1.5098	1.6430	1.4859
Canadian Dollars (millions USD)
Call options purchased (iii)
Amount	16.5	-	-	16.5
Average rate (CAD/USD)	1.2346	-	-	1.2346

(i)

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

(ii)

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

(iii)

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

8.

Commitments and Contingencies

(a)

At September 30, 2005, Placer Dome has outstanding commitments of approximately $30 million under capital expenditure programs.

(b)

In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest increased by approximately $16 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999. Ontario mining tax and related interest increased by approximately $20 million for the 1999 taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation filed an appeal of the decision to the Ontario Court of Appeal in 2003. On August 31, 2004, the Ontario Court of Appeal ruled in Placer Dome’s favour in reversing the Ontario Superior Court decision. On April 21, 2005 the Supreme Court of Canada granted leave for the Ontario Ministry of Finance to appeal the Ontario Court of Appeal’s decision. A court date for the appeal has been set for November 17, 2005. In the second quarter of 2005, PDCLA was reassessed with respect to the same issue for the 2000 and 2001 taxation years. Management is of the view that Placer Dome will ultimately prevail; accordingly, Placer Dome has not recorded a liability for this contingency. Placer Dome also expects to be reimbursed for previously made cash payments totalling $66 million plus interest thereon. The 2000 and 2001 reassessments totalling $23 million were paid in July 2005, and based on the above ruling, there was no income statement impact and a receivable, included in the above $66 million, was set up for the same amount.

(c)

Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. Placer Dome has been served with a copy of the Complaint in Vancouver, Canada, and is reviewing it with legal advisers. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the health of people living in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation. Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper Mining Corporation until the divestiture of its shareholding in 1997. According to the Complaint, the Province seeks an unspecified amount of damages (including exemplary damages, interest and attorneys’ fees) and orders from the District Court requiring Placer Dome to complete an environmental clean-up of the impacted lands and water systems (including the reintroduction of harmed species into the restored environment), repair the deteriorating Marcopper mine structures and create and fund environmental and medical monitoring funds. The company will challenge the Complaint on various grounds and otherwise vigorously defend the litigation.

(d)

During the second quarter of 2005, the Chilean Congress passed a tax bill enacting a maximum 5% tax on mine operating profits, effective January 1, 2006. Compania Minera Mantos de Oro, the operator of La Coipa mine, has opted out of its DL600 tax stability clause and intends to apply for an invariable tax rate of 4% for a period of 12 years. Compania Minera Zaldívar, the owner of the Zaldívar mine, continues to operate under its DL600 tax stability agreement. As such, the new mining tax will not apply to Zaldívar unless Placer Dome elects to opt out of the DL600 tax stability clause. In that case, Placer Dome would apply before November 30, 2005 for an invariable tax rate of 4% for a period of 12 years. The final regulations relating to the new mining tax have yet to be issued. Aside from knowing that tax rates will increase, Placer Dome cannot determine the exact impact of the change at this time.

(e)

The 2005 British Columbia budget proposed a reduction of 1.5% in the corporate income tax rate. The change is expected to be enacted in the fourth quarter of 2005. Should the change be enacted, the estimated income tax impact to Placer Dome would be a charge to deferred income tax expense of approximately $9 million and an equivalent reduction in the deferred tax asset.

(f)

Since 1992, Placer Dome U.S. Inc. (“PDUS”) and the Nevada joint venture it manages, Cortez Gold Mines (“Cortez”) have been involved in litigation with ECM, Inc. (“ECM.”). ECM claims that PDUS/Cortez acted improperly in 1991 when they kept confidential the results of a discovery hole drilled on PDUS/Cortez’ holdings in Lander County, Nevada and the implications of that hole to surrounding lands during negotiations for a lease of mining claims held by ECM in the vicinity of the discovery hole. ECM claims that by virtue of PDUS/Cortez’s non-disclosure of the discovery hole, ECM was induced to lease its property to PDUS/Cortez in exchange for less favourable royalties than ECM contends it would have obtained had the disclosure been made.

After three summary judgments and a jury verdict in favour of PDUS/Cortez and appeals from each of those judgments, ECM had one remaining claim for relief.  That claim was based on a real property covenant which ECM says obligated PDUS/Cortez to reveal all reports and data it had that might, even indirectly, affect the value of ECM’s mining claims in the vicinity of the discovery hole, including data and reports based on data obtained from PDUS/Cortez lands in the area. In March 2003, the federal District Court in Reno granted PDUS/Cortez’s motion for summary judgment on that remaining claim for relief. Thereafter, ECM appealed the summary judgment to the U.S. Court of Appeals for the Ninth Circuit, in San Francisco. In September of this year the U.S. Court of Appeals affirmed the judgment of the District Court, thereby dismissing ECM's one remaining claim for relief.

(g)

In addition to the above, reference is made to note 18 to the Consolidated Financial Statements included in the Annual Report and Annual Information Form / Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on Placer Dome’s financial position or results of operations.

9.

Stock-based Compensation

Placer Dome follows the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, Placer Dome’s net earnings and net earnings per share would have been adjusted to the pro forma amounts indicated below:

	September 30
	Third quarter		Nine months
	2005 $	2004 $	2005 $	2004 $
Net earnings – as reported	34	148	58	245
Net earnings – pro forma	30	145	46	237
Net earnings per share – as reported	0.08	0.36	0.13	0.59
Net earnings per share – pro forma	0.07	0.35	0.11	0.57

Placer Dome has three share option plans under which common shares are reserved for issuance to employees and directors. At September 30, 2005, there were 9.6 million vested and 4.6 million unvested stock options outstanding.

10.

Pension Plans

Pension expenses are comprised of:

	September 30
	Third quarter		Nine months
	2005 $	2004 $	2005 $	2004 $
Defined benefit plans:
Service costs (benefits earned during the period)	2	1	5	4
Interest costs on projected benefit obligations	3	2	8	7
Expected return on plan assets	(1)	(2)	(3)	(6)
Amortization of experience (gains) losses	1	1	2	2
Total defined benefit plans	5	2	12	7
Defined contribution plans	1	1	3	4
Total pension expense	6	3	15	11

Vancouver-based Placer Dome Inc. has interests in 16 mining operations in seven countries. The Corporation’s shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Placer Dome will host a conference call to discuss third quarter results at 7:30am PDT/10:30am EDT on Thursday, October 27. North American participants may access the call toll free at 800-660-7963. International participants please dial 416-641-6714. A live audio webcast of the call and an accompanying slide presentation will be accessible on Placer Dome's website at http://www.placerdome.com/newsroom/presentations.htm.

For further information on this news release please contact:

Investor Relations:

Greg Martin (604) 661-3795 or

Meghan Brown (604) 661-1577

e-mail: investor_relations@placerdome.com

Media Relations: Gayle Stewart (604) 661-1911

Toll-free within North America (800) 565-5815

On the internet: www.placerdome.com

For enquiries related to share ownership, share transfers, estate settlements, lost certificates, dividend payments, change of address, or other matters related to Placer Dome securities, please contact:

CIBC Mellon Trust Company

Toll-free within North America (800) 387-0825

Collect calls accepted from outside North America (416) 643-5500

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that were based on Placer Dome’s expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome’s business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome’s mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

·	uncertainties and costs related to Placer Dome's exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;
·	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
·	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
·	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects and project delays due to third party opposition;
·	operating and technical difficulties in connection with mining development activities;
·	uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;
·	uncertainties related to the accuracy of our reserve and resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of reserves;

·	uncertainties related to unexpected judicial or regulatory proceedings;
·

changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

· mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
· expected effective future tax rates in jurisdictions in which our operations are located;
· the protection of the health and safety of mine workers; and
· mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
·	changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, operating supplies, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand, Dominican Republic peso and Chilean peso;
·	the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
·	unusual or unexpected formation, cave-ins, flooding, pressures, and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
·	changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
·	environmental issues and liabilities associated with mining including processing and stock piling ore;
·	geopolitical uncertainty and political and economic instability in countries which we operate; and,
·	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or extreme weather conditions, environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome’s actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities including Placer Dome’s Form 40-F/Annual Information Form. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.